EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 26, 2009, December 27, 2008, December 29, 2007,

December 30, 2006 and December 31, 2005

(in millions except ratio amounts)

	2009	2008	2007	2006	2005
Earnings:
Income before income taxes – continuing operations	$8,079	$7,045	$7,643	$6,994	$6,387
Unconsolidated affiliates interests, net	(301)	(189)	(370)	(316)	(325)
Amortization of capitalized interest	4	4	5	6	7
Interest expense	397	329	224	239	256
Interest portion of net rent expense (b)	137	119	101	97	76

Earnings available for fixed charges	$8,316	$7,308	$7,603	$7,020	$6,401

Fixed Charges:
Interest expense	$397	$329	$224	$239	$256
Capitalized interest	3	14	21	16	5
Interest portion of net rent expense (b)	137	119	101	97	76

Total fixed charges	$537	$462	$346	$352	$337

Ratio of Earnings to Fixed Charges	15.48	15.82	22.01	19.99	19.03

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.